50

05038180

SECURITIES A[illegible]
Was[illegible]

SEC MAIL PROCESSING RECEIVED

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 49898

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ashraf Capital Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 S. Lake Avenue, Suite 603
(No. and Street)

Los Angeles,	California	91101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ARTHUR STELMACK, Financial & Operations Principal 626-844-2478
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name – *if individual, state last, first, middle name*)

10680 W. Pico Blvd., Suite 260	Los Angeles, CA		90064
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ARTHUR STELMACK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ashraf Capital Corp, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Arthur Stelmack

Signature

Financial & Operations Principal

Title

See attached Jurat

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

State of California

County of Los Angeles } ss.

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ____________________
2 ____________________
3 ____________________
4 ____________________
5 ____________________
6 ____________________

Signature of Document Signer No. 1 — Signature of Document Signer No. 2 (if any)

Subscribed and sworn to (or affirmed) before me on this

25th (Date) day of February (Month), 2005 (Year), by

(1) ARTHUR STELMACK (Name of Signer),

☒ Personally known to me
☐ Proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ____________________ (Name of Signer),

☐ Personally known to me
☐ Proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

MARILYN F. MERLO
Commission # 1379683
Notary Public - California
Los Angeles County
My Comm. Expires Nov 9, 2006

[signature]
Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ____________________

Document Date: ____________________ Number of Pages: ________

Signer(s) Other Than Named Above: ____________________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2004

ASHRAF CAPITAL CORP.

201 SOUTH LAKE AVENUE, SUITE 603

PASADENA, CALIFORNIA 91101

CONTENTS

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT AUDITOR

Board of Directors
Ashraf Capital Corp.
Pasadena, California

I have audited the accompanying statement of financial condition of Ashraf Capital Corp. as of December 31, 2004 and related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of Ashraf Capital Corp.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Ashraf Capital Corp. as of December 31, 2004 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

George Brenner

George Brenner, C.P.A.

Los Angeles, California
February 25, 2005

ASHRAF CAPITAL CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash in Bank	$ 25,094
Clearing Deposit	69,538
Commissions Receivable	22,754
Office Furnishings and Equipment, net of Accumulated Depreciation of $42,494	8,089
Lease Deposit	2,760
Total Assets	$128,235

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Bank Loan Payable	$ 67,794
Accounts Payable	5,076
Commissions Payable	14,413
Due to Officer	9,563
Total Liabilities	96,846
Stockholder's Equity	
Common stock, no par value, authorized 1,000,000 shares, 25,000 shares issued and outstanding	25,000
Additional paid-in capital	200,000
Retained earning (deficit)	(193,611)
Total Stockholder's Equity	31,389
Total Liabilities and Stockholder's Equity	$128,235

See Accompanying Notes to the Financial Statements

ASHRAF CAPITAL CORP.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2004

REVENUE	
Commissions	$ 390,623
Interest	537
Total Revenue	391,160
OPERATING EXPENSES – See Page 10	423,668
(LOSS) BEFORE PROVISION FOR INCOME TAXES	(32,508)
Income tax provision	
State	800
NET INCOME (LOSS)	$(33,308)

See Accompanying Notes to the Financial Statements

ASHRAF CAPITAL CORP.
STATEMENT OF STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2004

	Common Stock	Paid-In Capital	(Deficit) Retained Earnings	Stockholders' Equity
Balance January 1, 2004	$ 25,000	$200,000	$(160,303)	$ 64,697
Net Income (Loss)			(33,308)	(33,308)
Balance December 31, 2004	$ 25,000	$200,000	$(193,611)	$ 31,389

See Accompanying Notes to the Financial Statements

ASHRAF CAPITAL CORP.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$(33,308)
Employee loan write off	17,275
Depreciation	1,711
	(14,322)
Adjustments to reconcile net income to net cash provided by operating activities:	
Clearing deposit	(634)
Commissions receivable	(4,313)
Loan to officer	7,205
Bank loan payable	13,095
Note payable to officer	6,938
Accounts payable	2,333
Commission payable	6,119
	30,743
Net cash provided by operations	16,421
CASH FLOWS FROM INVESTING ACTIVITIES	0
CASH FLOWS FROM FINANCING ACTIVITIES	0
Net increase in cash	16,421
Cash at beginning of period	8,673
Cash at end of period	$ 25,094

See Accompanying Notes to the Financial Statements

ASHRAF CAPITAL CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

NOTE 1 - PRESENTATION

Ashraf Capital Corp., the Company, was incorporated under the laws of the State of California on June 23, 1998. The Company was formed for the purpose of brokering and dealing in general securities. The Company has been approved to operate as a broker/dealer in securities by the National Association of Securities Dealers (NASD).

NOTE 2 - NATURE OF BUSINESS

The Company is registered under SEC Rule 15c3-3(k)(2)(ii) which provides that all the funds and securities belonging to the Company's customers are handled by a correspondent broker-dealer. The Company has a clearing agreement with Wedbush Morgan Securities.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition
The Company recognizes revenue on a settlement date basis from commissions generated from the sale and purchase of a wide variety of financial instruments, including but not limited to, stocks, bonds and options. The Company reports expenses on the accrual basis for financial reporting purposes.

NOTE 4 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum of net capital as defined under such provisions. See page 10 for the computation of net capital.

At December 31, 2004, the Company had a net capital of $20,541 and a net capital requirement of $6,455. The Company's percentage of aggregate indebtedness to net capital was 4.8 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

NOTE 5 - OFF BALANCE-SHEET RISK

As discussed in Note 2, the customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customers' transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that a customer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer.

NOTE 6 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumption that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 7 - INCOME TAXES

The Company files its income tax returns on the accrual basis. Because of the loss there is no Federal income tax and a minimum $800 state tax.

NOTE 8 – EXEMPTION FROM THE SEC RULE 15C3-3

Ashraf Capital Corp. an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Therefore, Ashraf Capital Corp. is exempt from provisions under the SEC Rule 15c3-3, Customer Protection – Reserves and Custody of Security under Rule 15c3-3 paragraph K 2 ii.

ASHRAF CAPITAL CORP.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2004

COMPUTATION OF NET CAPITAL

Total stockholder's equity from statement of financial condition		$ 31,389
Less: Excludable Assets:		
Fixed assets, net	8,089	
Lease deposit	2,760	
		(10,849)
NET CAPITAL		$ 20,541

COMPUTATION OF NET CAPITAL REQUIREMENTS

Minimum net capital required 6-2/3 of total liabilities	$ 6,455
Minimum dollar net capital required	$ 5,000
Net Capital required greater of above amounts	$ 6,455
EXCESS CAPITAL	$ 14,085
Excess net capital at 1000% (net capital) less 10% of aggregate indebtedness	$ 10,656

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities (from Statement of Financial Condition)	$ 98,846
Percentage of aggregate indebtedness to net capital	481%
Percentage of debt to equity to total Computed in accordance with Rule 15c3-1(d)	N/A

Reconciliation of the unaudited with the audited computation of net capital

None Required

See Accompanying Notes to Financial Statements

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD., SUITE 260
LOS ANGELES, CALIFORNIA 90064
310-202-6445 FAX 310-202-6494

INDEPENDENT AUDITOR'S REPORT ON THE SCHEDULE OF OPERATING EXPENSES

Board of Directors
Ashraf Capital Corp.
Pasadena, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedule of operating expenses for the year ended December 31, 2004 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

George Brenner, CPA

Los Angeles, California
February 25, 2005

ASHRAF CAPITAL CORP.
SCHEDULE OF OPERATING EXPENSES
FOR THEYEAR ENDED DECEMBER 31, 2004

OPERATING EXPENSES

Clearing costs	$ 51,011
Clearing – other	700
Commission paid	110,647
Commission accrual	2,618
Other commission	25,537
Quotation expense	7,983
Rent and parking	38,819
Telephone	15,105
Repairs – equipment	349
Rent – sublease	(6,091)
Office expense	5,868
Office supplies	2,057
Accounting service	11,305
Delivery and postage	1,274
Insurance	2,157
Depreciation	1,711
Officer compensation	55,000
Office salaries	21,475
Employee benefits	11,391
Payroll tax expense	1,959
Commission accrual WLA	2,994
Auto expense	11,288
Travel	5,907
Meals and entertainment	7,696
Business promotion	942
Bank charges	240
Regulatory fees – NASD	8,746
Interest expense	5,050
Legal and audit fees	2,500
Loan write-offs	17,525
Federal Income Adjustment – 1999	(95)
Total Expenses	$423,668

See accompanying notes to financial statements.

PART II

ASHRAF CAPITAL CORP.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2004

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT AUDITOR
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC Rule 17a-5

To the Board of Directors
Ashraf Capital Corp.
Encino, California

In planning and performing my audit of the financial statements of Ashraf Capital Corp., for the year ended December 31, 2004, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;(2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2004 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the national Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

George Brenner

George Brenner, CPA

Los Angeles, California
February 25, 2005